

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

October 19, 2009

Mr. Gary Hokkanen
Chief Financial Officer
Lumonall Inc.
3565 King Road, Suite 102
King City, Ontario, Canada L7B 1M3

RE: **Form 8-K Item 4.01 filed October 6, 2009**
 Form 8-K/A Item 4.01 filed October 14, 2009
 File #0-28315

Dear Mr. Hokkanen:

 We have completed our review of your Form 8-K and related filings and have no further comments at this time.

 If you have any further questions regarding our review of your filings, please direct them to the undersigned at (202) 551-3866.

 Sincerely,

 Jeffrey Gordon
 Staff Accountant